UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Form U-3A-2			File No. 61-193


	Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

	C. T. WILLIAMS & CO., INC.
	and
	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	C. T. WILLIAMS & CO., INC.

A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.
 (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	A 81.37% owned subsidiary corporation of C. T. Williams
& Co., Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas
Service corporation to Southwestern Virginia Energy
Industries, Ltd.  The corporation is a Public Utility
Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.

	SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized June 30,
1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia
Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

	MIDWAY BOTTLED GAS COMPANY, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

	SOUTHWESTERN VIRGINIA GAS COMPANY

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public
Utility company subject to the jurisdiction of the State
Corporation Commission of Virginia, doing business exclusively in Virginia.

	DUMBARTON UNDERGROUND, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation changed its name from Batts Neck Properties, Inc.
toDumbarton Underground, Inc. July 1, 2001. The corporation is engaged in underground boring operations.
 All of the business is carried on in the Commonwealth of Virginia.

	2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

	C. T.WILLIAMS & CO., INC.

	C. T. Williams & Co., Inc. is a Public Utility Holding
Company, which was organized under the laws of the Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern
Virginia Energy Industries, Ltd., and various other investments.

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	Southwestern Virginia Energy Industries, Ltd., is a
public utility holding company.  Its business is to own
161,045 shares (100%) of Southwestern Virginia Gas
Company common stock, a public utility company;  5,000
shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas
Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 1,350 shares
(100%) of Dumbarton Underground, Inc. common stock; and other investments.

	SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

	This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co.
and Amoco at various points on Transcontinental Gas
Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's tie in with Transco and then to the city of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania,
Virginia.

	3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh. of electric energy sold (at
retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

			No electric energy was sold and 1,121,987 Mcf of natural gas was sold in Virginia with associated revenues of $9,674,342, and 625,748 Mcf of natural gas was transported to Virginia with associated revenues of $269,004 by the subsidiary public utility, Southwestern Virginia Gas Company.

		(b)	Number of Kwh. of electric energy and Mcf of
natural or manufactured gas distributed at retail outside the State in which each such company is organized:

			NONE

		(c)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

			NONE

		(d)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

1,222,241 Mcf. purchased in Texas,
Louisiana, and Mississippi with
associated cost of $7,287,266

	4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of
the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

			NONE

		(b)	Name of each system company that holds an
interest in such EWG or foreign utility company;
and description of interest held.

			NONE

		(c)	Type and amount of capital invested, directly
or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

			NONE

		(d)	Capitalization and earnings of the EWG or
foreign utility company during the reporting period.

			NONE

		(e)	Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

			NONE


	EXHIBIT A

	A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

	SCHEDULES 1 AND 2

	Attached Hereto

	The above-named claimant has caused this statement to be duly
executed on its behalf by its authorized officer on this   20
day of  February , 2002.

						C. T. WILLIAMS & CO., INC.




						By__________________________________
						    C. T. Williams, III
						     President

(CORPORATE SEAL)

ATTEST:



__________________________




						SOUTHWESTERN VIRGINIA ENERGY IND.,
						LTD.




						By____________________________
						    Ralph J. Pruitt
						    Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:



_________________________

	Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

				Ralph J. Pruitt
				Vice President of Finance & Treasurer
				Southwestern Virginia Energy Ind., Ltd.
				208 Lester Street
				Martinsville, Virginia 24112


				C. T. Williams, III
				President
				C. T. WILLIAMS & CO., INC.
				9690 Deereco Road
				Suite 130
				Timonium, Maryland  21093


EXHIBIT B

Item No.   Caption Heading                    Amount

        1      Total Assets 				=   $10,795,717
        2     Total Operating Revenues		=    14,372,915
        3     Net Income					=       410,555


	EXHIBIT C

		There are no EWG or foreign utility companies in the holding company system.

C. T. WILLIAMS
& CO., INC.                                                                                Exhibit A
CONSOLIDATING STATEMENT                                                                   Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/2001
                            SWEST     MIDWAY    SWEST   C. T. WMS  DUMBARTON    SWEST
                          VA. ENERGY BOTTLED   VA. GAS     & CO   UNDERGROUND VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.      INC.      GAS CO      ELIMIN       TOTAL

Sales                               2,067,085 1,960,814              361,080  9,983,936              14,372,915


Costs and Exp
  Cost of Sales                     1,182,573 1,075,180                    0  7,518,490               9,776,244
  Operating & Gen Exp       301,979   662,721   615,879    71,748    224,164  1,640,960               3,517,451
  Depreciation                  427    93,161   142,586               32,535    331,990                 600,699


    Total Costs & Exp       302,407 1,938,454 1,833,645    71,748    256,699  9,491,441            0 13,894,393


Other Income
  Dividends                 565,230                       383,052                           (919,308)    28,974
  Gain or Loss on Assets                                  (83,126)   192,813                            109,687
  Other Income               25,578    10,989    80,858    14,544                25,556       (2,472)   155,053

Total Other Income          590,808    10,989    80,858   314,470    192,813     25,556     (921,780)   293,714


Other Expenses                         12,135    14,481                         158,773       (2,472)   182,916


Inc Before Inc Taxes        288,401   127,485   193,547   242,723    297,194    359,278     (919,308)   589,320

Income Taxes               (132,933)   48,901    72,014   (54,901)   112,815    132,869                 178,765


Net Income                  421,334    78,584   121,533   297,624    184,379    226,409     (919,308)   410,555

Retained Earn, Beg        2,207,096   523,135   360,705 1,093,784     12,089  2,881,106     (490,017) 6,587,898


    Subtotal              2,628,430   601,719   482,238 1,391,408    196,468  3,107,515   (1,409,325) 6,998,453

Dividends Paid             (446,886) (120,000) (175,000) (333,558)             (260,672)     919,308   (416,808)


Retained Earn, End        2,181,544   481,719   307,238 1,057,850    196,468  2,846,843     (490,017) 6,581,645



C. T. WILLIAMS
& CO., INC.                                                                                Exhibit A
CONSOLIDATING                                                                           Schedule 2 Page 1 of 2
BALANCE SHEET
12/31/01                    SWEST     MIDWAY    SWEST   C. T. WMS  DUMBARTON    SWEST
                          VA. ENERGY BOTTLED   VA. GAS     & CO   UNDERGROUND VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.      INC.      GAS CO      ELIMIN       TOTAL
          ASSETS
Current Assets
  Cash                      390,421    17,787    74,881    97,570    139,999    239,397                 960,054
  Accounts Receivable                  70,527    23,798    (3,984)   104,809    915,920               1,111,070
  Accts Rec - Other          78,389         0         0                                                  78,389
  Accts Rec - Affiliates                1,295                                         0                   1,295
  Inventories                         189,826    84,154                         456,498                 730,478
  Treasury Bills            299,072                                                                     299,072
  Funds                                                                                                       0
  Misc Cur & Accd Assets      3,617                        (2,075)3,401           6,858                  11,801
  Prepayments                          36,166    31,549                6,411     46,461                 120,587

    Total Current Assets    771,499   315,602   214,382    91,511    254,619  1,665,134            0  3,312,746

Investments at Cost
  Various Investments       192,221                       599,536                                       791,757
  Swest Va Energy                                          11,987                            (11,987)         0
  Swest Va Gas Common       477,380                                                         (477,380)         0
  Swest Va Gas Prefer        39,120                                                          (39,120)         0
  Midway Bottled Gas        379,187                                                         (379,187)         0
  Swest Va Gas Service      159,607                                                         (159,607)         0
  C. T. Williams Co.                                                                                          0
  Batt's Neck Prop          135,000                                                         (135,000)         0

    Total Investments     1,382,515         0         0   611,523          0          0   (1,202,281)   791,757



Prop, Plant & Equip         277,370 1,051,269 1,094,480              254,126  9,596,323              12,273,568
  Less: Accum Deprec         (4,504) (659,101) (621,858)            (113,602)(4,314,846)             (5,713,913)

Net Prop, Plant & Equip     272,866   392,168   472,622         0    140,524  5,281,476            0  6,559,655

Other Assets
  Notes Rec - Affiliat       37,000                                        0                 (37,000)         0
  Goodwill                             68,474    32,127                                     (523,161)  (422,560)
  Other                                18,250     2,922   453,269                79,677                 554,118

    Total Other Assets       37,000    86,724    35,049   453,269          0     79,677     (560,161)   131,558


Total Assets              2,463,880   794,493   722,053 1,156,303    395,143  7,026,287   (1,762,442)10,795,717


C. T. WILLIAMS                                                                             Exhibit A
& CO., INC.                                                                             Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET               SWEST     MIDWAY    SWEST   C. T. WMS  DUMBARTON    SWEST
1/0/00                    VA. ENERGY BOTTLED   VA. GAS     & CO   UNDERGROUND VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.      INC.      GAS CO      ELIMIN       TOTAL

  LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable               1,901    42,368    28,702                  234    955,807               1,029,012
  Accts Payable - Other      22,892                   0                4,802                             27,694
  Accts Pay - Affiliat                  3,898     4,916                                                   8,813
  Notes Payable                                                                                               0
  Notes Pay - Afiliat                  37,000                                                (37,000)         0
  Current Portion-LT Debt                   0    54,880                         102,912                 157,792
  Taxes Payable                             0         0   (26,847)    46,969   (196,685)               (176,563)
  Dividends Payable                                                                 750                     750
  Other Accrd Exp & Pay      25,165    21,580    23,079                7,178    418,336                 495,338
Total Current Liabil         49,958   104,845   111,576   (26,847)    59,182  1,281,120      (37,000) 1,542,834

Long Term Debt                    0         0   139,213                       1,912,518               2,051,731
  Less Current Portion            0         0   (54,880)                       (102,912)               (157,792)

    Net Long Term Debt            0         0    84,333         0          0  1,809,606            0  1,893,939

Other Liabilities                       8,666     3,180                                                  11,846

Deferred Credits
  Other Deferred Credits        152    35,732    56,118    93,350      4,492    229,025      (93,350)   325,519
  Defer Invest Tax Credit                   0                                    50,048                  50,048
  Defer Credits-Billed Gas                                                      328,630                 328,630
    Total Deferred Credits      152    35,732    56,118    93,350      4,492    607,703      (93,350)   704,197

Stockholders' Equity
  Preferred Stock                                                                50,000      (50,000)         0
  Common Stock               49,654     5,000     2,000    31,950    135,000    402,613     (585,017)    41,200
  Treasury Stock                                                                                              0
  Paid in Capital           182,572   158,532   157,607                          28,403     (507,059)    20,055
  Retained Earnings       2,181,544   481,719   307,238 1,057,850    196,468  2,846,843     (490,017) 6,581,645

Total Stckhlds' Equity    2,413,770   645,251   466,845 1,089,800    331,468  3,327,858   (1,632,092) 6,642,899

Total Liabil
   & Stkhlds' Equity      2,463,880   794,494   722,052 1,156,303    395,143  7,026,287   (1,762,442)10,795,716
